UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 26, 2019

Elanco Animal Health Incorporated

(Exact name of registrant as specified in its charter)

Indiana	001-38661	82-5497352
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

2500 Innovation Way Greenfield, Indiana	46140
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 352-6261

Not Applicable

(Former Name or Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.          Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 26, 2019, Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), Elanco Athens Inc., a Delaware corporation and a direct wholly owned subsidiary of Elanco (“Acquisition Sub”), and Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Elanco and Aratana have agreed that Acquisition Sub will merge with and into Aratana, with Aratana surviving the merger as a wholly owned subsidiary of Elanco (the “Merger”).

Upon completion of the Merger, each share of Aratana common stock that is outstanding immediately prior to the effective time of the Merger (other than certain excluded shares as described in the Merger Agreement) will automatically be converted into the right to receive (A) 0.1481 validly issued, fully paid and non-assessable share of Elanco common stock, no par value per share (the “Stock Consideration”), plus (B) one contingent value right (a “CVR”, and together with the Stock Consideration, the “Merger Consideration”) representing the right to receive $0.25 in cash if a specified milestone is achieved, as set forth in the CVR Agreement (as defined and described below).

The completion of the Merger is subject to the satisfaction or waiver of certain conditions, including: (i) requisite approval of the holders of Aratana common stock; (ii) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of any law or order prohibiting the Merger; and (iv) effectiveness of the registration statement on Form S-4 used to register the Elanco common stock issued in the Merger. In addition, each of Elanco’s and Aratana’s obligations to complete the Merger is subject to certain other conditions, such as (a) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (b) compliance of the other party with its covenants in all material respects; (c) the absence of a material adverse effect on Aratana; (d) delivery of customary opinions from counsel to Elanco and counsel to Aratana that the Merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and (e) approval to list the Stock Consideration on the New York Stock Exchange. The Merger Agreement contains customary representations, warranties and covenants by Aratana, Elanco, and Acquisition Sub. The Merger Agreement may be terminated by mutual written consent of Elanco and Aratana. The Merger Agreement also contains certain termination rights, including, among others, the right of either party to terminate if (i) the Merger is not completed by October 31, 2019, subject to automatic extension to December 31, 2019 in certain circumstances in the event that required antitrust approval is not obtained by such date; (ii) a governmental authority of competent jurisdiction has issued a final non-appealable governmental order prohibiting the Merger; (iii)  Aratana stockholders fail to adopt the Merger Agreement; or (iv) the other party breaches its representations, warranties and covenants in the Merger Agreement and such breach would result in the closing conditions not being satisfied. Aratana may terminate the Merger Agreement if it enters into a definitive agreement with respect to a Superior Proposal (as such term is defined in the Merger Agreement), subject to payment of the termination fee to Elanco as described below. Elanco may terminate the Merger Agreement if the board of directors of Aratana makes an adverse change in its recommendation with respect to stockholder adoption of the Merger Agreement. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by Elanco as a result of an adverse change in the recommendation of Aratana’s board of directors or by Aratana in order to enter into a definitive agreement with respect to a Superior Proposal, Aratana may be required to pay Elanco a termination fee of $7.0 million.

It is expected that the Merger will qualify as a reorganization for U.S. federal income tax purposes.

The foregoing summary of the principal terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Form of CVR Agreement

Pursuant to the Merger Agreement, at or prior to the effective time of the Merger, Elanco, a representative for the CVR holders to be selected by Aratana, and a rights agent (the “Rights Agent”) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs issued as part of the Merger Consideration. The Rights Agent will maintain an up-to-date register of the holders of CVRs (the “Holders”). Holders shall not be permitted to transfer CVRs unless such transfer is made in accordance with the CVR Agreement.

Each CVR will entitle its Holder to receive $0.25 in cash if Aratana, Elanco or their respective affiliates achieve cumulative net sales of an animal health product that contains capromorelin as an active pharmaceutical ingredient equal to or exceeding (a) $25,000,000 during the period beginning on July 1, 2019 and ending on December 31, 2020, or (b) $50,000,000 during the period beginning on July 1, 2019 and ending on December 31, 2021.  Elanco has agreed to use “Diligent Efforts” (as defined in the CVR Agreement) to achieve the foregoing milestone.

The foregoing summary of the principal terms of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full form of the CVR Agreement, which is filed as Exhibit A of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Elanco, Acquisition Sub or Aratana, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Aratana to Elanco in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Item 7.01             Regulation FD Disclosure

On April 26, 2019, Elanco issued a press release announcing the execution of the Merger Agreement described above. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.  On April 26, 2019, Elanco also gave an investor presentation regarding the proposed merger with Aratana. A copy of the presentation is attached to this Current Report on Form 8-K as Exhibit 99.2.

The information contained in the accompanying Exhibits 99.1 and 99.2 is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information contained in the press release and investor presentation shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”) and Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 26, 2019, by and among Aratana, Elanco and Elanco Athens, Inc., Elanco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Aratana that also constitutes a prospectus of Elanco (the “proxy statement/prospectus”). The definitive proxy statement/prospectus will be delivered to stockholders of Aratana. INVESTORS AND SECURITY

HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Elanco and Aratana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Elanco will be available free of charge on Elanco’s internet website at www.elanco.com or by contacting Elanco’s Investor Relations Department at (317) 383-9935. Copies of the documents filed with the SEC by Aratana will be available free of charge on Aratana’s internet website at www.aratana.com or by contacting Aratana’s Investor Relations Department at (913) 353-1026.

Participants in the Merger Solicitation

Elanco, Aratana, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Aratana stockholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Elanco is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 3, 2019. Information about the executive officers of Aratana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on March 13, 2019 and additional information about its executive officers and information about its directors is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 19, 2019.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition of Aratana, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain Aratana stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Aratana’s business and operations with those of Elanco may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Aratana’s or Elanco’s existing businesses; (5) the effect of the announcement of the transaction on Elanco’s, Aratana’s or the combined company’s respective business relationships, operating results and business generally; (6) diversion of management’s attention from ongoing business concerns; and (7) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Aratana’s stockholders and in Elanco’s and Aratana’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Elanco’s and Aratana’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2018. The forward-looking statements made herein speak only as of the date hereof and none of Elanco, Aratana or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Item 9.01             Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of April 26, 2019, by and among Elanco Animal Health Incorporated, Elanco Athens Inc. and Aratana Therapeutics, Inc. (including the Form of Contingent Value Rights Agreement)

99.1	Press Release issued by Elanco Animal Health Incorporated, dated April 26, 2019.
99.2	Investor Presentation, dated April 26, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Elanco Animal Health Incorporated

April 26, 2019	By:	/s/ Michael-Bryant Hicks

Name: Michael-Bryant Hicks
Title: Executive Vice President, General Counsel and Corporate Secretary